

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2022

Jun Hong Heng
Chief Executive Officer
ECARX Holdings Inc.
16/F, Tower 2, China Eastern Airline Binjiang Center
277 Longlan Road
Xuhui District, Shanghai 200041
People's Republic of China

>   **Re: ECARX Holdings Inc.**
>   **Amendment No. 1 to Draft Registration Statement on Form F-4**
>   **Submitted August 8, 2022**
>   **CIK No. 0001861974**

Dear Mr. Heng:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 22, 2022 letter.

Amendment No. 1 to Draft Registration Statement on Form F-4 Submitted on August 8, 2022

Frequently Used Terms
Recapitalization Factor, page 8

1.   Please clarify hereunder and on page 247 what the $3.4 billion value represents in connection with the calculation of the recapitalization factor.

Questions and Answers About the Business Combination and the Extraordinary General Meeting
Redemption Tables, page 16

2.   Please revise the table to include under potential sources of dilution the shares underlying
        Public Warrants and the shares underlying Private Warrants, consistent with the disclosure
        on page 247 or advise us. You should make similar revisions throughout your filing, as
        appropriate.

Certain Prospective Operational and Financial Information, page 156

3.   We note your response to prior comment 13. Revise to provide more granular detail of
        your stated assumptions. For example, provide further context for "Projected adjusted
        EBITDA is based on a variety of operational assumptions, including, among others,
        assumptions regarding cost of revenues, selling and marketing expenses, research and
        development expenses, general and administrative expenses, and others."

Unaudited Pro Forma Condensed Combined Financial Information
Ownership, page 247

4.   We note your response and reissue prior comment 19. Since Adjustment 3(8) reflects your
        receipt of cash proceeds and issuance of shares (i.e., paid in capital) in connection with the
        strategic investments, please revise such that the 3.5 million shares issued as consideration
        are deemed outstanding and included within "Total Ordinary Shares Outstanding at
        Closing" (instead of "Potential Sources of Dilution."). Please make clear if such issuance
        would affect the calculation of the recapitalization factor at closing.

Unaudited Pro Forma Combined Balance Sheet, page 248

5.   We note your response to prior comment 16. Please disclose the "amounts due from the
        VIE" and the line item in the pro forma combined balance sheet in which it is reflected.
        Include a pro forma note to disclose the amount that will be settled in cash (interest-free or
        with interest, as applicable) no later than May 2026 and account for any amount that will
        be forgiven or written off or retained by the former VIE per agreement.

Notes to Unaudited Pro Forma Condensed Combined Financial Information
3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
Adjustments to Unaudited Pro Forma Combined Balance Sheet, page 255

6.   We note your response to prior comment 23. In such scenario where an investment of
        US$15 million from Luminar Technologies, Inc. were made with an equivalent value in
        the form of shares in its share capital, please expand pro forma note 3(8) to quantify the
        number of shares underlying Luminar's investment and the applicable price per share
        measured in accordance with the respective investment agreement, had the transaction
        occurred at December 31, 2021.

   You may contact Kathryn Jacobson, Senior Staff Accountant, at 202-551-3365 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Jeff Kauten, Staff Attorney, at 202-551-3447 with any other questions.

           Sincerely,

           Division of Corporation Finance
           Office of Technology

cc: Shu Du